UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual Shareholder Meeting

On November 23, 2021, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2021 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on several proposals, each of which is listed below and was described in more detail in our proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on October 13, 2021. That description is incorporated by reference herein.

Based on the presence in person or by proxy of 34,360,274 (or 52.5%) of our outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), at the Meeting, constituting the requisite quorum, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the below majorities of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

(1) Re-election of each of Messrs. John J. McEleney, Dov Ofer, David Reis, Michael Schoelhorn and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, and election of Mr. S. Scott Crump, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal;

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
S. Scott Crump	33,482,564	728,919	148,791
John J. McEleney	34,097,738	92,577	169,959
Dov Ofer	33,752,871	453,322	154,081
Ziva Patir	34,102,767	100,591	156,916
David Reis	33,390,389	754,908	214,977
Michael Schoelhorn	34,147,698	62,756	149,820
Yair Seroussi	31,244,479	2,941,270	174,525
Adina Shorr	34,141,482	60,121	158,671

(2)  Approval of an increase by 1,300,000 in the number of ordinary shares, available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan;

Votes in Favor	Votes Against	Abstentions
33,882,653	391,657	85,964

(3)  Adoption of an Employee Share Purchase Plan, under which 5,200,000 ordinary shares will be available for purchase by the Company’s employees;

Votes in Favor	Votes Against	Abstentions
33,121,653	1,172,073	66,224

(4) Renewal and update of the Company’s Compensation Policy for Executive Officers and Directors, as required under the Companies Law;

Votes in Favor	Votes Against	Abstentions
33,247,894	961,884	150,496

Under the Companies Law, the approval of Proposal 4 also required approval by a special majority, such that either of the following conditions needed to be met:

●	the majority voted in favor of the proposal needed to include a majority of the shares held by non-controlling shareholders who did not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of the proposal that were voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal could not exceed two percent (2%) of the aggregate voting rights in the Company.

Based on the following vote results on Proposal 4 among those shareholders who affirmed that they were non-controlling shareholders who were not conflicted with respect to Proposal 4, the special majority described in the first above bullet point was met:

Votes in Favor	Votes Against	Abstentions
32,266,777	875,371	100,807

(5) Approval of a modified annual compensation package for the present and future non-employee directors of the Company in respect of their directorship services on the Company's Board of Directors;

Votes in Favor	Votes Against	Abstentions
33,791,400	311,628	257,246

(6) Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2021 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

Votes in Favor	Votes Against	Abstentions
34,224,177	87,111	48,986

Incorporation by Reference

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, and Form S-8, SEC file numbers 333-190963, 333-236880 and 333-253694, filed by the Company with the SEC on September 3, 2013, March 4, 2020 and March 1, 2021, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: November 26, 2021	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

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